3/26

03007894

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sanluis Corp. SA De CV

*CURRENT ADDRESS

PROCESSED
APR 10 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2867 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/2/03

SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8° Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 52?9-5800

SANLUIS
CORPORACION

82-2867

03 MAR 26 AM 7:21

By FEDEX

March 25, 2003

SECURITIES AND EXHANGE COMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

AR/S
12-31-02

To whom it may concern

Attached you could find a copy with the Audited Consolidated Financial of SANLUIS Corporation, S.A. de C.V., for the Fourth Fiscal Quarter 2002.

Please, confirm the reception of this information with Antonio Olivo to the e-mail address aolivo@sanluiscorp.com.mx or by telephone to the number (525) 55229-5844.

If you have any question or comment, do not hesitate to contact me

Best Regards

Antonio Olivo
SANLUIS Corporación, S.A. de C.V.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** Quarter: **4** Year: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**7,046,623**	**100**	**8,673,021**	**100**
2	**CURRENT ASSETS**	**1,417,792**	**20**	**1,350,246**	**16**
3	CASH AND SHORT-TERM INVESTMENTS	131,665	2	214,968	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	526,936	7	516,319	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	254,815	4	140,055	2
6	INVENTORIES	399,717	6	384,766	4
7	OTHER CURRENT ASSETS	104,659	1	94,138	1
8	**LONG-TERM**	**263,707**	**4**	**338,674**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	123,051	2	105,343	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	50,199	1	94,838	1
11	OTHER INVESTMENTS	90,457	1	138,493	2
12	**PROPERTY, PLANT AND EQUIPMENT**	**4,051,057**	**57**	**5,918,588**	**68**
13	PROPERTY	1,083,035	15	1,723,928	20
14	MACHINERY AND INDUSTRIAL	4,146,677	59	4,788,845	55
15	OTHER EQUIPMENT	156,608	2	1,525,162	18
16	ACCUMULATED DEPRECIATION	1,551,746	22	2,523,010	29
17	CONSTRUCTION IN PROGRESS	216,483	3	403,663	5
18	**DEFERRED ASSETS (NET)**	**1,314,067**	**19**	**1,065,513**	**12**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**4,650,915**	**100**	**7,090,770**	**100**
21	**CURRENT LIABILITIES**	**1,219,591**	**26**	**4,418,648**	**62**
22	SUPPLIERS	525,531	11	773,234	11
23	BANK LOANS	344,850	7	3,116,875	44
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	0	0	13,994	0
26	OTHER CURRENT LIABILITIES	349,210	8	514,545	7
27	**LONG-TERM LIABILITIES**	**3,347,241**	**72**	**2,551,948**	**36**
28	BANK LOANS	3,335,227	72	2,535,286	36
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	12,014	0	16,662	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**84,083**	**2**	**120,174**	**2**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,395,708**	**100**	**1,582,251**	**100**
34	**MINORITY INTEREST**	**1,760,443**	**73**	**991,271**	**63**
35	**MAJORITY INTEREST**	**635,265**	**27**	**590,980**	**37**
36	**CONTRIBUTED CAPITAL**	**2,094,998**	**87**	**2,094,998**	**132**
37	PAID-IN CAPITAL STOCK (NOMINAL)	21,984	1	21,984	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	853,182	36	853,182	54
39	PREMIUM ON SALES OF SHARES	1,219,832	51	1,219,832	77
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,459,733)**	**(61)**	**(1,504,018)**	**(95)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,295,217	221	5,179,385	327
43	REPURCHASE FUND OF SHARES	492,772	21	492,772	31
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(7,125,720)	(297)	(7,292,006)	(461)
45	NET INCOME FOR THE YEAR	(122,002)	(5)	115,831	7

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**131,665**	**100**	**214,968**	**100**
46	CASH	131,394	100	209,535	97
47	SHORT-TERM INVESTMENTS	271	0	5,433	3
18	**DEFERRED ASSETS (NET)**	**1,314,067**	**100**	**1,065,513**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	268,079	20	321,908	30
49	GOODWILL	462,549	35	550,272	52
50	DEFERRED TAXES	572,626	44	162,843	15
51	OTHERS	10,813	1	30,490	3
21	**CURRENT LIABILITIES**	**1,219,591**	**100**	**4,418,648**	**100**
52	FOREING CURRENCY LIABILITIES	895,151	73	4,050,408	92
53	MEXICAN PESOS LIABILITIES	324,440	27	368,240	8
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**349,210**	**100**	**514,545**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	5,816	2	5,439	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	343,394	98	509,106	99
27	**LONG-TERM LIABILITIES**	**3,347,241**	**100**	**2,551,948**	**100**
59	FOREING CURRENCY LIABILITIES	3,347,241	100	2,551,948	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**12,014**	**100**	**16,662**	**100**
63	OTHER LOANS WITH COST	12,014	100	16,662	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**84,083**	**100**	**120,174**	**100**
68	RESERVES	84,083	100	120,174	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(7,125,720)**	**100**	**(7,292,006)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(111,890)	(2)	(111,890)	(2)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(7,013,830)	(98)	(7,180,116)	(98)

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER:**4** YEAR:**2002**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	198,201	(3,068,402)
73	PENSIONS FUND AND SENIORITY PREMIUMS	9,760	15,155
74	EXECUTIVES (*)	16	21
75	EMPLOYERS (*)	1,060	1,485
76	WORKERS (*)	4,504	5,237
77	CIRCULATION SHARES (*)	227,957,568	227,957,568
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**4,364,837**	**100**	**5,016,120**	**100**
2	COST OF SALES	3,302,364	76	3,836,815	76
3	**GROSS INCOME**	**1,062,473**	**24**	**1,179,305**	**24**
4	OPERATING	682,766	16	886,346	18
5	**OPERATING INCOME**	**379,707**	**9**	**292,959**	**6**
6	TOTAL FINANCING COST	565,990	13	294,247	6
7	**INCOME AFTER FINANCING COST**	**(186,283)**	**(4)**	**(1,288)**	**0**
8	OTHER FINANCIAL OPERATIONS	64,229	1	64,190	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(250,512)**	**(6)**	**(65,478)**	**(1)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	70,320	2	(217,037)	(4)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(320,832)**	**(7)**	**151,559**	**3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	576	0	(25,013)	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(320,256)**	**(7)**	**126,546**	**3**
14	INCOME OF DISCONTINUOUS OPERATIONS	494,443	11	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(814,699)**	**(19)**	**126,546**	**3**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	(670,117)	(15)	70,469	1
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(144,582)**	**(3)**	**56,077**	**1**
19	NET INCOME OF MINORITY INTEREST	(22,580)	(1)	(59,754)	(1)
20	**NET INCOME OF MAJORITY INTEREST**	**(122,002)**	**(3)**	**115,831**	**2**

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**4,364,837**	**100**	**5,016,120**	**100**
21	DOMESTIC	1,087,600	25	1,209,285	24
22	FOREIGN	3,277,237	75	3,806,835	76
23	TRANSLATED INTO DOLLARS (***)	440,464	10	497,202	10
6	**TOTAL FINANCING COST**	**565,990**	**100**	**294,247**	**100**
24	INTEREST PAID	294,644	52	691,613	235
25	EXCHANGE LOSSES	588,234	104	0	0
26	INTEREST EARNED	15,967	3	30,694	10
27	EXCHANGE PROFITS	0	0	132,716	45
28	GAIN DUE TO MONETARY POSITION	(300,921)	(53)	(233,956)	(80)
8	**OTHER FINANCIAL OPERATIONS**	**64,229**	**100**	**64,190**	**100**
29	OTHER NET EXPENSES (INCOME) NET	64,229	100	64,190	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**70,320**	**100**	**(217,037)**	**100**
32	INCOME TAX	33,386	47	24,499	11
33	DEFERED INCOME TAX	13,265	19	(259,262)	(119)
34	WORKERS' PROFIT SHARING	23,669	34	13,616	6
35	DEFERED WORKERS' PROFIT SHARING	0	0	4,110	2

(***) THOUSANDS OF DOLLARS

FILE No. 82-2807

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,462,710	5,205,829
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	4,364,837	5,016,120
39	OPERATION INCOME (**)	379,707	292,959
40	NET INCOME OF MAYORITY INTEREST(**)	(122,002)	115,831
41	NET CONSOLIDATED INCOME (**)	(144,582)	56,077

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(144,582)**	**56,077**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	169,603	72,478
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**25,021**	**128,555**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(444,617)	221,059
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(419,596)**	**349,614**
6	CASH FLOW FROM EXTERNAL FINANCING	(116,687)	(78,027)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(116,687)**	**(78,027)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**491,037**	**(560,974)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(45,246)	(289,387)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	176,911	504,355
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	131,665	214,968

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**169,603**	**72,478**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	304,333	422,665
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	(148,094)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(134,730)	(202,093)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(444,617)**	**221,059**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(132,965)	34,810
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(101,789)	76,389
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(4,076)	200,927
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(39,057)	84,930
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(166,730)	(175,997)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(116,687)**	**(78,027)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	1,308,310
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(677,673)	(1,379,964)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	789,706	0
27	(-) BANK FINANCING AMORTIZATION	(224,449)	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(4,271)	(6,373)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**491,037**	**(560,974)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	716,684	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(183,383)	(512,397)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(42,264)	(48,577)

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(3.31)	%	1.12	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(19.20)	%	19.60	%
3	NET INCOME TO TOTAL ASSETS (**)	(2.05)	%	0.65	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(208.13)	%	417.20	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.62	times	0.58	times
7	NET SALES TO FIXED ASSETS (**)	1.08	times	0.85	times
8	INVENTORIES ROTATION (**)	8.26	times	9.97	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	38	days	32	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.97	%	12.19	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	66.00	%	81.76	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.94	times	4.48	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	91.22	%	93.11	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	82.63	%	43.12	%
15	OPERATING INCOME TO INTEREST PAID	1.29	times	0.42	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.94	times	0.71	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.16	times	0.31	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.83	times	0.22	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.30	times	0.19	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	10.80	%	4.87	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.57	%	2.56	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(10.19)	%	4.41	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.42)	times	0.51	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(37.35)	%	91.34	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.51)	$ 0.46
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ (0.66)	$ 0.60
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (1.33)	$ 0.64
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 2.06	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (2.79)	$ 0.36
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.79	$ 2.59
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.24 times	2.97 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(12.00) times	8.97 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE**SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

JUDGED INFORMATION

LAS CIFRAS AL 31 DE DICIEMBRE DE 2001 (TRIMESTRE AÑO ANTERIOR) INCLUYE LOS RESULTADOS DE LA DIVISIÓN MINAS Y HENDRICKSON RASSINI (VER NOTA 13)

EN EL DICTAMEN FINANCIERO EMITIDO POR NUESTROS AUDITORES EXTERNOS PARA EFECTOS COMPARATIVOS SE DESINCORPORO DEL AÑO 2001 LAS OPERACIONES DE LA DIVISION MINAS Y HENDRICKSON RASSINI, POR LO QUE EN LAS NOTAS A LOS ESTADOS FINANCIEROS (ANEXO 2), EL AÑO 2001 NO INCLUYE LAS OPERACIONES DE ESTAS COMPAÑIAS, POR SER EXTRAIDAS DEL PROPIO DICTAMEN.

LOS DATOS COMPARATIVOS DE 2001 CONTRA 2002 DEL INFORME DEL DIRECTOR GENERAL (ANEXO 1), EXCLUYEN LA DIVISION MINAS Y HENDRICKSON RASSINI PARA EFECTOS DE UNA MEJOR INTERPRETACION.

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES GANADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r04: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $304,333 EN 2002 Y $422,665 EN 2001 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

UTILIDAD (PERDIDA) POR ACCION (NO INCLUYE LA SERIE "D")
d04: Cálculo realizado sobre Acciones Ordinarias
d05: Cálculo realizado sobre Acciones Ordinarias
d06: Cálculo realizado sobre Acciones Ordinarias
d07: Cálculo realizado sobre Acciones Ordinarias

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

Annual Report to Shareholders
The figures comparatives from 2001 vs 2002 from this attachment are excluding Mining Division and Hendrickson Rassini for better interpretation.
Dear Shareholders:

On behalf of the Board of Directors I am pleased to report to you on the operating and financial results of SANLUIS Corporación S.A. de C.V. (SANLUIS) and its subsidiaries for the fiscal year ended December 31, 2002.

The audited financial statements of SANLUIS Corporación S.A. de C.V. and its subsidiaries as of December 31, 2002, the Notes to the statements, and the report of the Audit Committee of the Board of Directors are an integral part of this Annual Report.

The Company recorded several important achievements on behalf of shareholders in 2002:

1) EBITDA - earnings before financial expense, depreciation, and income tax - rose 53.7% over 2001 to US$69 million, while sales went up 11%.

2) Consolidated EBITDA margin improved from 11% in 2001 to 16% in 2002.

3) The Suspension and Brake Groups significantly increased operating profit margins and operating cash flows as a result of higher sales and lower operating and administrative costs.

4) The expansion project initiated in 2000 at the Brake Group's plant in San Martín Texmelucan, Puebla was completed. Higher plant utilization levels in 2002 overcame the operating difficulties that affected the plant in 2001.

5) All our operations exceeded quality control benchmarks. The Suspension Group achieved a record performance of only 10 defective pieces per million.

6) In spite of the difficult process of debt restructuring faced by the Company from September 2001 to December 2002, we continued to punctually meet customer delivery schedules and to supply raw material to our plants without delay.

7) The Mining Division was sold at an attractive price, an objective we had been pursuing since 1998. With this step, SANLUIS was transformed from an industrial conglomerate to a leader in the high-technology, high-quality sector of the global autoparts industry, firmly positioned in the Western Hemisphere with plant facilities and business operations in the United States, Mexico, and Brazil.

8) We successfully concluded a consensual and negotiated debt restructuring of the Company, which reduced the firm's year-end 2002 liabilities by 1/3 over last year.

9) The Suspension and Brake Groups successfully negotiated a rescheduling of principal payments due on bank debt to match cash flow generation capacity, without debt forgiveness or capitalization of debt by the creditors.

10) The liabilities of the holding company, SANLUIS Corporación, S.A. de C.V.,

were reduced by 44.2% to US$128.6 million in open and transparent negotiations with representatives of the creditors. These negotiations were concluded with a highly successful public tender offer, which was approved by creditors holding 87% of the debt outstanding.

11) The administrative structure of the Company was reorganized with a complete change in the management of the Brake Group and the financial management of the holding company. We made significant reductions in administrative personnel while maintaining administrative effectiveness.

More detailed information on these achievements follows below:

In 2002 the U.S. automotive industry, our principal market, overcame the crisis it faced in 2001, when production volumes reached their lowest levels in recent history.

The production of automobiles and light trucks in the U.S. rebounded in 2002 as a result of several promotional campaigns, price discounts, and, in particular, easy access to cheap consumer financing. As a result, production volume in this market sector rose 10.1% in 2002 to 12.6 million vehicles, of which 5.0 million were autos and the rest light trucks. While these conditions benefited all industry participants, SANLUIS was especially favored due to its position as a leading supplier for the most successful vehicle platforms in the U.S. market. With a recovery in production at U.S. assembly plants, SANLUIS was also able to operate closer to full capacity and to spread fixed costs over a larger volume. At the same time we implemented measures to reduce administrative and selling costs. Higher volumes, productivity improvements, greater plant efficiency, and cost reduction were all reflected in better operating profits.

As a result, our financial results for 2002 improved significantly. Expressed in U.S. dollars, consolidated sales rose 11.1%, from US$397 million in 2001 to US$441 million in 2002. Operating profit increased 182%, from US$13.6 million to US$38.3 million. Net loss for the year 2002 was US$12.3 million, as compared to a net profit of US$11.5 million in 2001.

It should be emphasized that earnings before interest, depreciation, amortization and income taxes (EBITDA) rose 53.7% over the previous year to US$69 million, as a result of higher sales volumes and significant reductions in operating and administrative costs.

Financial results for 2002, expressed in Mexican pesos are shown in detail in the attached audited financial statements prepared by the Company's external auditors. In summary, the audited statements show sales of MP$4,365 million, an increase of 9.1% over the prior year; operating profit after depreciation of MP$380 million, 177% higher than 2001; and a net loss of MP$122 million, as compared to net income of MP$116 million in 2001.

Financial and operating results for the suspension and brake subsidiaries are detailed separately later in this report.

Suspension Group sales including Brazil were US$324.9 million, 4% higher than last year. Sales of 8.2 million leaf spring units were essentially unchanged, while unit sales of coil springs grew by 12.1%, to 5.7 million units. The

Brake Group performed well, as sales of US$115.6 million were 35% higher than 2001 on unit volume of 8.0 million.

With this improved operating performance, the Company was able to generate sufficiently healthy operating cash flow (before debt service and investment in fixed assets), together with the sale of certain non-strategic assets, to restructure the Group's consolidated debt.

Suspension Group

SANLUIS Rassini maintained its leadership in the manufacture and supply of suspensions for pickup trucks. With a 64% market share in NAFTA countries and a 60% share of the Brazilian market, the Company consolidated its position as the technological leader in the sector.

One of our principal objectives in 2002 was to maintain continuity of the business and meet our guarantee of on-time delivery, which we were able to do without problem. Our operations were not threatened by the financial challenges facing the firm since September 2001. Our clients believed in us and continued to believe in us, as confirmed by new coil spring and torsion bar contracts from General Motors and Ford. With this new business, SANLUIS continues to diversify its portfolio of products.

Our business units redoubled their efforts to improve productivity. The already successful purchasing and logistics strategy was strengthened, with our supplier base collaborating in the search for new opportunities to reduce costs and successfully face the demands of the automotive industry. At the same time, we worked intensively to streamline the organizational structure of both the operating units and the corporate office. The actions previously mentioned contributed significantly to the improvement in operating margin over last year. The help provided by our suppliers throughout our negotiations with creditors was critical in keeping our plants in continuous operation. We thank them for their help and their understanding. At year end our accounts payable to suppliers continued to be current.

As a result of our efforts to reduce costs, EBITDA of the Suspension Group increased more than sales.

The Suspension Group maintained the high level of quality that characterizes SANLUIS Rassini, with only 10 defective parts per million produced. The Group was again recognized with several prizes and awards from our clients. We received for the eighth time the General Motors Corporation "Supplier of the Year" recognition and the "Master of Quality" and "Zero Defects" awards from Nissan Mexicana. We also showed our commitment to the environment, as all our operations hold the Environmental Standard ISO-14001 and the Clean Industry Certificate.

With a vision of the longer term we began construction of a new coil springs plant, named Rassini Chassis Systems, in Montpelier, Ohio in the United States. The plant will begin to supply our customers in the first quarter of 2003.

Brazil

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

Our Brazilian subsidiary Rassini-NHK Autopeças (RNA) successfully faced numerous challenges throughout 2002, including the devaluation of the real against the dollar, the decline in industrial activity, the contraction of the automotive industry and increased prices for certain raw materials. Lower sales to original equipment manufacturers were more than offset by an increase in sales of replacement parts, and sales and EBITDA for the year, measured in Brazilian currency, increased 23.0% and 44% over last year, respectively.

Brake Group

Rassini Frenos sales again rose, confirming and continuing an upward trend, as the Group strengthened its position as an important participant in the U.S. automotive disc and drum segments with its current 12% market share.

Both General Motors and Ford held promotional campaigns in 2002 to increase vehicle sales, which resulted in solid purchase orders from these clients, especially in the second half of the year.

We also began manufacturing new products for Ford, DaimlerChrysler and BMW in 2002 and continued producing front and rear discs for GM's Cadillac CTS. We obtained a contract to supply a new DaimlerChrysler platform that will be launched in mid-2004. The new products and the new platforms will both be an important part of our growth and the consolidation of the Brake business in the years ahead.

We made investments in 2002 to add plant capacity and further modernize our Industrial Brake Development in San Martín de Texmelucan, Puebla. We put into operation two new cold box machines at the foundry to boost casting capacity to 9.0 million pieces and installed six new automated machining lines with the most advanced technology, increasing finishing capacity to 6.7 million pieces per year. The plant now has a total of 26 machining lines.

Debt Restructuring

In September 2001, as a result of the reduced demand for our products in the wake of a strong decline in economic activity in the United States, SANLUIS had no choice but to suspend payment of interest on its Eurobonds due in 2008 and the principal of certain outstanding issues of Euro Commercial Paper and to begin a process of restructuring practically all of the Company's consolidated debt. Our objectives were to ensure continuous operation of our principal business units and uninterrupted product delivery to our clients, a quick reduction of the Group's debt levels in accordance with reduced income expectations, and the realignment of amortization schedules to match forecast cash generation. As a consequence, intense negotiations with creditors were initiated toward the end of 2001 to restructure a total of US$563.5 million of debt, of which US$291.3 million was direct debt of SANLUIS Corporación S.A. de C.V., $US234.2 million was debt of the Suspension Group and US$38 million was debt of the Brake Group.

In March 2002 we arrived at an agreement in principle with the 14 bank creditors of the Suspensions Group and in November 2002 with the four bank creditors of the Brake Group. Both agreements were subject to restructuring by SANLUIS of its own debt on terms satisfactory to the creditors of the operating units.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

For its part, SANLUIS was able to conclude in mid-2002 the negotiations it had been carrying out for several months with a committee of creditors. This was the basis for commencing an offer in September 2002 to purchase at a discount the 2008 Eurobonds, the Euro Commercial paper and certain bank debt, with a combined nominal value of US$128.6 million, and exchange the balance for new obligations issued by Sanluis Co-Inter, S.A., a direct subsidiary of SANLUIS. The new obligations mature in 2010 and 2011 at interest rates of 8% and 7%, respectively. The exchange was satisfactorily concluded in December 2002, with 87% of SANLUIS creditors agreeing to the proposed terms, enabling the restructurings we had negotiated in parallel with the creditors of the Suspension and Brake Groups to go forward.

Together with the debt renegotiation we also implemented a restructuring of our operations to reduce cost and improve productivity and negotiated several asset sales to facilitate the deleveraging of the Group. Our focus was on maintaining and strengthening the Suspension and Brake Groups. To that end we sold the Mining Division in June 2002 for US$90 million (less US$20 million of debt owed by the Mining Division and repaid on closing of the transaction). Also, as part of the operating restructuring of the Group, we sold a 25% interest in Brembo-Rassini, S.A. de C.V. (one of the Brake Group's subsidiaries in which we held a 49% equity interest) to our technological partners for US$4.4 million in February 2002. In September 2002 we sold our 50.1% interest in Hendrickson-Rassini S.A. de C.V., which manufactures leaf springs for heavy trucks, to Hendrickson International for US$7.1 million. Hendrickson assumed an additional US$6 millions of debt owed by the joint venture.

The Company used the proceeds of these sales to finance working capital requirements of its principal subsidiaries, to increase the equity capital of the Brake subsidiary in order to increase machining capacity required for new platform contracts, and particularly to reduce the high levels of consolidated debt.

As a result of the restructuring processes described above, the consolidated debt of SANLUIS and its subsidiary companies was reduced in the following manner:

Debt Structure (in millions of US Dollars)

	Principal Amount		Reduction as a result of:		
Debtor	DEC. 2001	DEC. 2002	Reestru-cturing (2)	Sale	Repay- ment
SANLUIS	291.3	38.9	(252.4)	-	-
SISA (1)	-	123.8	123.8	-	-
SUSPENSIONS	234.2	234.2	-	-	-
BRAKES	38.0	34.0	-	-	(4.0)
MINING	22.4	-	-	(20.0)	(2.4)
OTHER COMPANIES.	11.9	2.1	-	(6.0)	(3.8)
TOTAL	597.8	433.0	(128.6)	(26.0)	(10.2)

1) SISA = SANLUIS Co-Inter, S.A., a subsidiary of SANLUIS and the holder of 100% of the shares of SANLUIS-Rassini Autopartes, S.A. de C.V. (SRA), the holding company for the Suspension and Brake subsidiaries. SISA issued new obligations that SANLUIS exchanged for its Eurobonds and Euro Commercial

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

Paper.
2) As a result of the restructuring of SANLUIS' debt, US$128.6 million was eliminated as well as an additional US$39 million of accrued interest.

The reduction in the level of debt together with extension of amortization schedules, as seen in the following table, and a lowering of interest rates substantially improved the debt profile of the Company.

Amortizations of Principal1 (in millions of US Dollars)

Año	Suspensions	Brakes	SISA (2)	Others	Total	%
2003	2.5	3.4	-	0.9	6.8	1.7
2004	17.0	10.5	-	0.5	28.0	7.1
2005	21.0	13.9	-	0.4	35.3	9.0
2006	25.0	6.2	-	0.3	31.5	8.0
2007	28.0	-	-	-	28.0	7.1
2008	140.7	-	-	-	140.7	35.7
2009	-	-	-	-	-	
2010	-	-	47.6	-	47.6	12.1
2011	-	-	76.2	-	76.2	19.3
TOTAL	234.2	34.0	123.8	2.1	394.1	100.0

1) Does not include US$38.9 million of SANLUIS debt that did not participate in the debt restructuring
2) Does not include the effect of capitalization of interest.

The reduced level of consolidated debt as well as the higher operating profitability of the Company's autoparts subsidiaries implies a substantially improved credit risk profile, which ensures the continued viability of the Group's businesses in both the short and long run.

Millions of US Dollars

	Rassini Autopartes		SANLUIS CONSOLIDATED (1)	
	DIC. 2001	DIC. 2002	DIC. 2001	DIC. 2002
EBITDA	42.7	69.7	44.9	69.1
Net Debt / EBITDA (times)	4.7	3.8	12.0	5.0
Ebitda / EBITDA (times)	2.2	5.0	0.8	2.5

1) Consolidated figures for Autoparts business (SRA), including Brazil, SISA and US$38.9 million of SANLUIS Corporación, S.A. de C.V. debt pending restructuring.

If our subsidiary companies continue to operate at current levels of profitability it will be possible to return to voluntary credit markets in order to balance financing sources in a more efficient manner. In the last 18 months the Company has relied exclusively on internal cash generation and help from our suppliers, with whom we were able to reestablish at the end of 2002 our original credit terms.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

The main terms and conditions of the restructured debt are detailed in the notes that accompany the audited financial statements of the Company, which are an integral part of this Annual Report. Nevertheless, it is important to mention that in spite of certain restrictions placed on us by the restructured debt contracts, we believe that the Company will be able to meet its commitments and that those restrictions will not prevent us from carrying out our normal activities on their customary terms.

Organization

In order to strengthen our financial area Mr. Sergio Visintini Freschi was named Director General of Finance on May 2, reporting to the CEO and Chairman of the Board. Mr. Visintini has a distinguished 20-year record of executive-level experience in finance and business development. His background includes a record of accomplishments in different industries under diverse challenging conditions, with proven skills in finance, internal controls, information systems, administration, the translation of strategies into action, and communication with shareholders - always with a focus on shareholder value. Mr. Visintini played a significant role in the financial restructuring of the Company.

The general management of the Brake Group was totally restructured. On September 1 Mr. John Parry joined the Group as General Manager of Fundimak, S.A. de C.V. and Rassini Frenos, S.A. de C.V., reporting directly to the Board of Directors and to the undersigned. Mr. Parry has substantial experience and knowledge of the automotive industry and the brake sector; having worked for 25 years in manufacturing, sales, engineering, business development and general management for world-class U.S. companies in this sector. His leadership and experience will be a key factor to consolidating our Brake Group operations.

On May 1, 2002 Mr. Héctor Galván was named General Manager of Mexican operations of the Brake Group, reporting to Mr. Parry. Mr. Galván has worked at SANLUIS for more than 12 years with various responsibilities in operations and management, which were always carried out successfully. For the last six years he was General Manager of our Brazilian subsidiary, where he achieved very satisfactory results.

We believe that the new Brake Group team headed up by Messrs Parry and Galván will continue to make substantial improvements in this important business sector of the Company.

To meet the demands and challenges of current market conditions, we reduced and streamlined our organization without impairing efficiency. Globally, we cut white collar staff by 65% and reduced total personnel by 7%.

Together with the organizational changes described in this report, we have redesigned the culture of SANLUIS; from the orientation of an industrial conglomerate to a firm that is focused on being the best of the best providers of solutions for the automotive industry, creating value for our shareholders, our clients, our employees, and our community.

SANLUIS Rassini: Excellence in Motion

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

SANLUIS' rapid growth in recent years was made possible by capital expenditures of more than US$361 million from 1995 to 2002. Today, our plants employ the most productive and advanced technology available, strengthening the competitiveness of our products. Similarly, our research and development centers anchor the technology base of tomorrow in an industry that is every day more demanding and innovative. This, together with our talented and committed team that has shown its loyalty during the most challenging moments in the history of the organization, provide a solid foundation on which the Company will enter a new stage of development.

Thanks to the tenacity and professionalism of our personnel; the confidence of our clients, shareholders and creditors; as well as the invaluable assistance of our suppliers, SANLUIS Rassini will solidify its competitive advantages and continue to be synonymous with excellence in motion.

Mexico, D.F. March 20, 2003
Antonio Madero Bracho
Chairman of the Board of Directors

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Monetary figures expressed in thousands of Mexican pesos of December 31, 2002 purchasing power, except for exchange rates, which are expressed in nominal pesos
The financial statement notes are taken from the independent auditors' report, in this one, Mining Division and Hendrickson Rassini have been excluded from 2001, so notes are not including these companies in both periods

NOTE 1 - COMPANY OPERATIONS AND DISCONTINUED OPERATIONS:

a. Corporate structure -

SANLUIS Corporación, S. A. de C. V. (SANLUIS) and its subsidiaries (the company) are engaged in the autoparts business. Most of the company sales are denominated in US dollars (83% in 2002 and 82% in 2001). These companies are focused on supplying Original Equipment Manufacturers (OEMs).

The Company's main subsidiaries and affiliates are shown below:

		Equity interest (%)	
Company	Activity	2002	2001
Non operating subsidiaries:			
SANLUIS Co-Inter, S. A. de C. V. (SISA)	Parent of SANLUIS Rassini Autopartes, S. A. de C. V.	100	
SANLUIS Rassini Autopartes, S. A. de C. V. (SRA)	Parent of the following operating subsidiaries	100	100
Operating subsidiaries:			
Suspension group			
Rassini, S. A. de C. V. (Rassini)	Manufacture and sale of leaf-springs and coil springs	100	100
Suspensiones Rassini, S. A. de C. V.	Manufacture and sale of leaf-springs	100	100
Rassini NHK Autopecas, S/A	Manufacture and sale of leaf-springs and coil springs	49.9	49.9
Rassini Torsion Bars, S. A. de C. V.	Manufacture and sale of torsion bars	96.7	96.7
Brake group:			
SANLUIS Investments, LLC	Parent of SANLUIS Developments, LLC	100	100

FILE No 82-2867

SANLUIS Developments, LLC Parent of Fundimak, S. A. de C. V. 47.6 47.6

Equity interest (%)

Company Activity 2002 2001
Brake group:

Fundimak, S. A. de C. V. and subsidiaries Manufacture and sale of disks, rotors, (Rassini Frenos, S. A. de C. V. and drums and hubs for brake systems Inmobiliaria Rassini, S. A. de C. V.) 44.6 44.6

Affiliates:

Brembo Rassini, S. A. de C. V.(Brembo Rassini)
Manufacture and sale of disksand drums for brake systems24 49

Wheaton River Minerals Ltd. Exploration, exploitation and processing of gold and silver 11.6

SANLUIS Developments, LLC (SANLUIS Developments)

On September 20, 2000, Chase Capital Partners (CCP) and American Industrial Partners Capital Fund III, L.L.P. (AIP) acquired 522,302 Class "B" Units representing 49% of SANLUIS Developments capital stock for US$56.3 million. SANLUIS has an option to purchase the Class "B" Units owned by CCP and AIP for cash (in US dollars) or for a combination of cash and stock of SANLUIS, subject to certain limitations, if a public offering of SANLUIS Developments has not occurred on or prior to September 20, 2005.

Pursuant to the terms of the transaction, in June 2001 the equity interest of CCP and AIP was adjusted, and CCP and AIP increased their participation from 49% to 52.4%. However, SANLUIS Investments, LLC maintains control of SANLUIS Developments by holding 51% of the voting shares.

b. Business conditions -

The company was incurred in significant indebtedness over the last six years to finance capital improvements for the purpose of expanding the production capacity; however, the slowdown in the North American automotive sector as well as in delays in new platform launches by the OEM customers had a material adverse effect on the company's liquidity and ability to refinance maturing debt, principal payments of which were due in late 2001 and early 2002. In addition the company had failed to comply with certain ratios contained in various loan agreements.

The company formulated a restructuring plan, which included the implementation of cost-cutting measures and the sale of non-strategic assets and write-off of assets. As explained in more detail in Note 7, the company has completed the restructuring of its debt.

c. Sale of non-strategic assets -

i. Minas Luismin, S. A. de C. V. (Minas Luismin)
In June 2002, the company entered into an agreement to sell its equity interest in Minas Luismin (Mining Company) and other exploration projects to

Wheaton River Minerals, Ltd. (Wheaton), in exchange for US$55.2 and 9,084,090 common shares in Wheaton. An additional contingent silver price adjustment payment of 11,355,113 in common shares of Wheaton may be made if the price of silver averages US$5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. The company recorded a Ps500,604 loss on the sale of Minas Luismin, which is disclosed as discontinued operations in the accompanying consolidated statement of income. A significant portion of the proceeds was used to restructure the debt owed by SANLUIS (see Note 7).

The Mining Division segment is accounted for as a discontinued operation, and accordingly, amounts in the financial statements and related notes for the year ended December 31, 2001 have been restated to reflect discontinued operations accounting:

Net assets of discontinued operations:	December 31, 2001
Assets	
Cash and cash equivalents	Ps 20,925
Receivables	76,943
Inventories	36,606
Property, plant and equipment - Net	1,757,192
Total assets	1,891,666
Liabilities	
Short term debt	216,570
Accounts payable and accruals	88,121
Long-term debt	23,765
Deferred taxes	372,142
Total liabilities	700,598
Net assets of discontinued operations	Ps 1,191,068

Summary of operating results of discontinued operations:	Year ended December 31, 2001
Sales	Ps 624,016
Cost of sales	(454,790)
Selling and administrative expenses	(60,494)
Operating income	108,732
Comprehensive financing cost	(13,012)
Income before income taxes	95,720
Income taxes	(53,780)
Income from discontinued operations	Ps41,940

ii. Hendrickson Rassini, S. A. de C. V.

On September 5, 2002 SANLUIS Rassini Autopartes, S. A. de C. V. (SRA) entered into an agreement to sell its equity interest in Hendrickson Rassini, S. A. de C. V. to Hendrickson International Corporation in exchange for Ps70,971 (US$7.1 million). SRA received a cash payment of US$5 million; the outstanding balance was paid on January 3, 2003 (US$1.1 million) and the remainder is payable on January 2, 2004 (US$1 million) subject to interest at LIBOR plus 400 basis points, payable quarterly. These proceeds were used for working capital purposes. The company recorded a Ps6,161 gain on the sale, wich is stated as discontinued operations in the consolidated statement of income. Net sales and net income of this company amounted to Ps390,222 and Ps17,593, respectively, in the year ended December 31, 2001.

Hendrickson Rassini is accounted for as a discontinued operation, and accordingly, amounts in the financial statements and related notes for the year ended December 31, 2001 have been restated to reflect discontinued operation accounting.

Assets December 31, 2001

Current assets	Ps 132,339
Other assets	293,503
	425,842
Liabilities	
Short-term liabilities	232,222
Long-term liabilities	60,103
	292,325

Net assets of discontinued operations Ps 133,517

iii. Brembo Rassini

On February 6, 2002, SRA entered into a share purchase agreement with Brembo Participations, BV for the sale of 172,295 shares representing 25% of the capital stock of Brembo Rassini, for US$4.4 million. This sale resulted in a loss of Ps5,778, net of expenses, which was recorded as other expense in the consolidated statement of income. After the sale, SRA maintains 24% of Brembo Rassini.

iv. Teck Corporation (Teck)

In 2001 SANLUIS sold its 1.8 million Teck Class "B" subordinated voting shares for US$15.9 million, obtaining a US$2.6 million (Ps25,923) gain, which was recorded as other income in the consolidated statement of income.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements are summarized below:

a. Accounting for the effects of inflation

The consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in Mexico (Mexican GAAP) issued by the Mexican Institute of Public Accountants (MIPA), and accordingly recognize the effects of inflation on the financial information in accordance with the following rules:

- Inventory and cost of sales are restated using replacement costs.

- Machinery and equipment of foreign origin are restated by applying the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the balance sheet date. Property, plant and equipment of local origin are restated by applying factors derived from the National Consumer Price Index (NCPI).

- The components of stockholders' equity are restated by using factors derived from the NCPI.

- The cumulative loss from holding nonmonetary assets [the net difference between: i) the restatement of property, plant and equipment of foreign origin, inventories and cost of sales following the procedures described in the previous paragraphs of this note, and ii) adjustments to the related historical costs based on the NCPI] is included in stockholders' equity.

- The gain in purchasing power from holding monetary assets and liabilities is included in net comprehensive financing cost.

b. Principles of consolidation

The consolidated financial statements include SANLUIS and all subsidiaries under its control. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents

The company considers all highly liquid investments to be cash equivalents and states them at market value.

Certain loans described in Note 7 impose restrictions on the cash of the subsidiaries, amounting to Ps5,512 (US$0.5 million) and Ps80,366 (US$8.3 million) at December 31, 2002 and 2001, respectively.

d. Inventories and cost of sales

Inventories are stated at estimated replacement cost, as follows:

- Finished products: at the most recent production cost, and

- Raw materials and operating materials: at the most recent purchase price.

Amounts so determined are not in excess of market.

Cost of sales is determined by the Last-In, First-Out (LIFO) method.

e. Property, plant and equipment

FILE No 82-2867

Property, plant and equipment are originally recorded at cost an restated as mentioned in paragraph a. of this note.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets.

f. Investment in affiliates

The investment in affiliates in which the company holds more than 20% but less than 50% equity interest is accounted for by the equity method.

Other investments in shares in which the company's interest is less than 20% are stated at the lower of cost and market value.

The company periodically reviews the carrying value of these investments, which are written down upon evidence of impairment.

g. Impairment of long-lived assets

The company periodically evaluates the carrying value of its fixed and intangible assets, on the basis of future operating cash flows. At December 31, 2002 the company wrote-off Ps270,680 of intangible assets that the company estimates will not generate a future economic benefit.

h. Goodwill

The excess of cost over book value of subsidiaries acquired (goodwill) is amortized using the straight-line method over periods of ten and twenty years and restated by applying factors derived from the NCPI.

i. Income tax and employees' profit sharing

Deferred taxes are recognized by applying the income tax rate to all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

Deferred employees' statutory profit sharing is calculated based on nonrecurring temporary differences between the book profit and the profit subject to employees' statutory profit sharing.

j. Debt issuance and restructuring costs

Debt issuance and restructuring costs are originally recorded at cost and restated by applying factors derived from the NCPI. These costs are amortized by the straight-line method over the life of the related debt, and their amortization is included in comprehensive financing cost (see Note 6).

k. Deferred start-up costs

Deferred start-up costs of new product lines, which include training, reworks, prototypes, etc., are recorded at acquisition cost and are restated by applying factors derived from the NCPI. Amortization is calculated by the straight-line method over periods not exceeding ten years (see Note 6).

1. Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the company's noncontributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered, through contributions to irrevocable trust funds and the establishment of accruals based on actuarial studies.
A summary of the principal consolidated financial data relating to these plans is shown below:

	Year ended December 31, 2002	2001
Projected benefit obligation	(Ps 101,170)	(Ps 119,231)
Plan assets at market value	11,891	15,157
Unamortized transition liability	9,999	7,719
Unamortized actuarial losses	6,258	38,219
Projected net liability	(Ps73,022)	(Ps 58,136)
Accumulated benefit obligation	(Ps 90,283)	(Ps 104,739)
Plan assets at market value	11,891	15,157
Net accumulated liability	(Ps 78,392)	(Ps 89,582)
Additional liability	(Ps11,061)	(Ps36,465)
Net cost for the period	Ps 12,891	Ps 15,601

Actuarial losses and the transition liability are being amortized over the average remaining service life of the employees expected to benefit from the plan (approximately twenty years).

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to the results of the year in which such amounts become payable.

m. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates.

Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income, or are capitalized if they are attributable to exploration projects and/or construction in progress, as part of comprehensive financing cost.
In order to consolidate Rassini NHK Autopecas, S/A (located in Brazil), the

company follows the provisions of Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". Thus, monetary and nonmonetary assets and liabilities, as well as income and expenses, are converted at the exchange rate in effect on the balance sheet date. Differences arising from the translation of financial statements into Mexican pesos are recorded in stockholders' equity. At December 31, 2002 and 2001, the effects of translating Rassini NHK Autopecas S/A were not material.

n. Earnings per share

Earnings per share are computed according to Statement B-14 "Earnings per Share", by dividing the income of majority stockholders by the weighted average number of shares outstanding during the year (227,957,568). Earnings per share computations of Series "D" shares include the right to additional dividends (see Note 9a.).

o. Mandatorily convertible debentures

As mentioned in Note 7, SANLUIS Co-Inter, S. A. (SISA) issued Mandatorily Convertible Debentures (MCDs). According to accounting principles generally accepted in Mexico, since the MCDs are convertible to a fixed number of Series "B" SISA shares, the company's creditors are subject to the same risks as the company's stockholders, and consequently, must be classified in equity. Interest on these debt instruments is recorded in results of the year, against a special account in stockholders' equity.

The related investment of minority stockholders is restated by applying factors derived from the NCPI.

p. Comprehensive income

Comprehensive income includes the net income of the year plus any items required by other statements to be recorded directly in stockholders' equity and which are not capital contributions, reductions or disbursements (see Note 9c.).

q. Revenue recognition

Sales of leaf spring, coil springs and brake components are recognized upon delivery of products and customers acceptance. Revenues are recognized only when the company has transferred to the buyer the risks and rewards of ownership of the goods, and when the amount of revenue and the cost incurred or to be incurred in the transaction can be measured reliably.

r. Use of estimates

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

s. Concentration of credit risk

Three of the company's customers together accounted for 81% and 78% of its aggregate net sales in the years ended December 31, 2002 and 2001, respectively. Although the company has had long-standing relationships with these customers, a substantial reduction in sales to any of these customers could have a material adverse effect on the company's financial condition and results of operations.

t. Recently issued accounting standards

In December 2001, the MIPA issued revised Statement C-8 "Intangible Assets", which supersedes existing Statement C-8. The provisions of this new statement are required to be applied beginning on January 1, 2003; although, early adoption is recommended.

Statement C-8 provides a clear definition of research and development costs, requiring that only development costs could be deferred to a future period. Furthermore, Statement C-8 states that pre operating costs should be expensed as a period cost, unless they could be classified as development costs. Statement C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over its useful life.

In November 2001, the MIPA issued revised Statement C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments", which supersedes the original Statements C-9 and C-12. The provisions of this new statement are required to be applied beginning on January 1, 2003, although, early adoption is recommended.

Statement C-9 establishes a methodology for the valuation, presentation and disclosure of liabilities and provisions, as well as for the valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, this statement establishes guidelines for the recognition of liabilities and derecognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Statement C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Statement C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceeds the company's immediate needs or if the commitment is considered a contracted obligation.

The adoption of Statements C-8 and C-9, is not expected to have a significant impact on the company's financial position and results of operation, due to the fact the company periodically evaluates the carrying value of its intangible assets (see Note 2g.).

NOTE 3 - FOREIGN CURRENCY POSITION:

Except where otherwise indicated, amounts in this note are expressed in million of US dollars (US$), since this is the currency in which most of the company's foreign currency transactions are carried out.

The company had the following foreign currency monetary assets and liabilities:

	December 31,	
	2002	2001
Assets	US$ 80	US$ 62
Liabilities	(409)	(639)
Net liability position	(US$329)	(US$ 577)

In the years ended December 31, 2002 and 2001, the company had an exchange (loss) gain of (Ps588,234) and Ps109,461, respectively.

At December 31, 2002, the exchange rate was Ps10.3613 to the US dollar (Ps9.1692 to the US dollar at December 31, 2001). At February 17, 2003, date of issuance of the consolidated financial statements, the exchange rate was Ps10.8823 to the US dollar. At that date, the foreign currency position of the company was similar to that at December 31, 2002.

The company had the following position with respect to nonmonetary assets of foreign origin or whose replacement cost can only be determined in foreign currency:

	December 31,	
	2002	2001
Inventories	US$ 17	US$ 18
Machinery and equipment	US$ 216	US$ 212

The company's exports and imports of goods and services (excluding machinery and equipment for its own use), together with its interest expense in foreign currency, are shown below:

	Year ended December 31,	
	2002	2001
Exports of merchandise	US$ 326	US$ 310
Imports of raw materials	(239)	(226)
Interest expense	(17)	(41)
Net	US$ 70	US$ 43

NOTE 4 - INVENTORIES:

	December 31,	
	2002	2001

Finished products	Ps 136,689	Ps 86,476
Raw materials and operating materials	271,553	215,155
	408,242	301,631
Allowance for obsolete inventories	(8,525)	(3,703)
	Ps 399,717	Ps 297,928

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT:

	December 31,	
	2002	2001
Land, buildings and construction	Ps 1,083,035	Ps 1,116,280
Machinery and equipment	4,146,677	3,748,484
Transportation equipment and furniture	156,608	187,903
	5,386,320	5,052,667
Accumulated depreciation	(1,551,746)	(1,361,371)
	3,834,574	3,691,296
Construction in progress	216,483	176,795
	Ps 4,051,057	Ps 3,868,091

NOTE 6 - OTHER ASSETS:

	December 31,	
	2002	2001
Debt issuance and restructuring costs (see Note 2j.)		
Ps 157,078 Ps 151,215		
Trademarks	23,666	
Start-up costs (see Note 2k.)	71,458	101,650
Intangible asset	35,802	30,490
Other	14,554	36,003
	Ps 278,892	Ps 343,024

NOTE 7 - SHORT-TERM AND LONG-TERM DEBT:

Short-term and long-term debt are analyzed as shown below:

	December 31,	
	2002	2001
Suspension Group debt	Ps 2,427,091	Ps 2,210,026
8% Guaranteed Notes due 2010	492,597	
Syndicated loan of Fundimak, S. A. de C. V.	352,284	367,942

Euro Commercial Paper		197,279		750,407
Eurobonds		123,403		1,936,535
Other loans payable in US dollars		105,253		134,685
Total debt		3,697,907		5,399,595
Less:				
Short-term debt		280,170		2,847,647
Current portion of long-term debt		70,496		
		350,666		2,847,647
Long-term debt	Ps	3,347,241	Ps	2,551,948

The outstanding debt at December 31, 2002 matures as follows:

2003 Ps 350,666
2004 291,298
2005 365,661
2006 325,935
2007 to 2011 2,364,347

Ps 3,697,907

SANLUIS debt restructuring

In March 1998, SANLUIS completed a public offering of US$200 million Eurobonds (Eurobonds) at the fixed rate of 8.875%, due in a single payment on March 18, 2008, with interest payable semiannually. As a result of a lower demand for the company's products resulting from the slowdown in the North American automotive sector, on September 20, 2001, SANLUIS announced its decision to temporarily suspend interest payments of this credit, as well as the payment of principal corresponding to its Euro Commercial Paper program amounting to US$77.5 million and other debt amounting to US$13.8 million.

SANLUIS began negotiations with its creditors to restructure its debt. As a result of these negotiations, on August 21, 2002, SANLUIS reached an agreement-in-principle with a committee representing its financial lenders, which agreement was submitted for approval to the full group of financial lenders in a document distributed on September 30, 2002. The term established by the company to receive the lenders' acceptance for the proposed restructuring originally matured on November 8, 2002. However, considering the positive reaction to the proposal, SANLUIS decided to extend the term to December 3, 2002, with an effective completion date, after considering the reallocation of over subscription of the cash exchange offer, on December 13, 2002. As shown below, 87% of SANLUIS creditors accepted the terms of the restructuring.

Following is a summary of the results of the restructuring:

	Outstanding debt before restructuring	Restructured debt	Debt not restructured
Eurobonds	US$ 200,000	US$ 188,090	US$ 11,910

Euro Commercial Paper	77,500	58,460	19,040
Credit Agricole Indosuez	8,000		8,000
Credit Suisse First Boston	5,814	5,814	
	US$ 291,314	US$ 252,364	US$ 38,950

The portion of Eurobonds debt for which the holders did not accept the terms of restructuring amounted to US$11.9 million ($123,403), and is classified in the accompanying financial statements as a debenture for a period exceeding one year in order for maturity to be in line with the terms agreed with most of the holders, which are obligatory for Eurobond holders, as per the original issuance document.

The unrestructured loan received from Credit Agricole Indosuez (US$8 million) and the portion of the Euro Commercial Paper (US$19 million) amounted to $280,170, and is classified in the accompanying financial statements as a short-term debenture.

SANLUIS completed its debt restructuring in the following terms:

a. Offer to buy back US$128.6 million outstanding debt for cash (cash tender offer) repaying US$45 million. The holders received a cash payment of US$350 per each US$1,000 principal amount of SANLUIS debt. The company determined a Ps940,797 (US$94.9 million) gain, net of restructuring costs, which is shown as an extraordinary item in the accompanying consolidated statement of income.

b. Offer to exchange US$123.7 million outstanding debt for new debt (debt exchange offer) of SISA. For each US$1,000 principal amount of SANLUIS debt tendered in the exchange offer, the holders thereof received:

1. US$384.15 in principal amount of newly issued 8% Senior Notes due June 30, 2010, of SISA. Principal of these notes will be payable in full upon maturity. Interest will accrue at a rate of 8% per annum and will be payable in cash if available and otherwise will be paid-in-kind and capitalized. The outstanding balance of these obligations amounts to US$47.5 million (Ps492,597).

2. US$615.85 in principal amount of newly issued 7% Mandatorily Convertible Debentures (MCDs) due June 30, 2011, of SISA. Principal of the MCDs will be repayable in full upon maturity, and interest will be paid-in-kind and capitalized and accrue at a rate of 7% per annum. The MCDs will convert into a new class of SISA shares (Class "B") only if the MCDs are not paid in full at maturity, or in the event of any other default. The outstanding balance of these obligations amounts to Ps789,706 (US$76.2 million) and is shown as investment of minority stockholders in the accompanying financial statements (see Note 2o.).

Restructuring of the Suspension Group

On April 28, 2000, Rassini sold to a Trust named "Leaf Spring Export Trust 2000" its future collection rights on the accounts receivable arising from open purchase orders issued by Ford Motor Co., DaimlerChrysler AG., Nissan North America, Inc. and Toyota Motor Manufacturing North America, Inc. Based on the collection rights acquired by the Leaf Spring Export Trust 2000, it entered into a five-year US$175 million Secured Export Loan Agreement (SEL).

As a result of the events mentioned in Note 1b., the company was not in compliance with the ratios imposed by the credit agreement as of September 30, 2001 and negotiated with the banks to defer the principal payments due under the SEL and other debt as from November 2001. At that date, the direct outstanding debt of the Suspension Group subsidiaries, as well as that secured by them (indirect debt), amounted to US$234.2 million, with to US$156.7 million corresponding to the SEL and US$77.5 million to other debt.

On March 17, 2002, the company and a committee representing the banks involved in the SEL and other credits of the Suspension Group reached an agreement in principle, subject to the terms of the SANLUIS debt restructuring.

On January 15, 2003, once SANLUIS had completed its debt restructuring, the company and the fourteen creditors represented by JP Morgan Chase Bank and Banco Nacional de Mexico, S. A. signed the final restructuring agreement, the main terms of which are described below:

a. Total debt of the Suspension Group at December 31, 2002 amounted to US$234.2 million. This debt was broken down into Tranche A, amounting to US$176.7 million and Tranche B, amounting to US$57.5 million. Tranche A will be repaid on an increasing installment basis beginning on December 2003, and in a single payment on December 31, 2008. Tranche B will be due in a single payment on December 31, 2008.

b. Total debt will be subject to interest payable quarterly at the Eurodollar Rate plus a margin of 3.50% up to December 2006. Subsequently, the applicable margin will be 5.5%, unless the company prepays the principal balance in December 2006.

c. Under certain conditions, the proceeds of an equity offering, sale of assets or additional debt must be applied to repay this debt.

d. The assets of the Suspension Group debt and the shares of SRA and its subsidiaries will guarantee this debt.

e. The company and the banks agreed to: a) limit the company's capital expenditures for each of the following five years, and b) prohibit SANLUIS and SRA and its subsidiaries to enter into any transaction involving the payment of money to any brake subsidiary.

f. SRA and Rassini must enter into interest rate swap agreements to set the variable interest rate for at least a three-year period, covering at least 50% of the outstanding principal balance.

g. The banks are entitled to receive a restructuring fee equal to 2% of the outstanding balance at the date of the final restructuring agreement (US$4.6 million), which was documented with a promissory note maturing in December 2007.

This loan agreement imposes certain operating restrictions and financial covenants on the Suspension Group, which affect, and in many respects limit or prohibit, among other things, the company's ability to pay dividends, to incur additional indebtedness, to create liens and to carry out transactions with derivative financial instruments.

The outstanding debt of the Suspension Group at December 31, 2002, is as follows:

Bank	Amount
JPMorgan Chase Bank	Ps 649,695
Banco Nacional de México, S. A.	367,391
ABN AMRO Bank N. V.	157,792
Banco Nacional de Comercio Exterior	157,792
Export Development Corporation	157,792
Bayerische Landesbank Girozentrale	157,792
HSBC Bank	155,420
Deutsche Bank	148,509
Others	474,908
	Ps 2,427,091

Fundimak, S. A. de C. V. (Fundimak) syndicated loan

On October 20, 2001, Fundimak received a loan of US$40 million to finance the expansion of the plants of the Brake group. As a result of certain covenant violations, Fundimak and the banks agreed to amend the loan agreement on December 21, 2001 and November 25, 2002. At December 31, 2002 the outstanding balance of this loan amounts to US$34 million, which is subject to interest at LIBOR plus 300 and 425 basis points, and is payable in thirty-five monthly installments beginning in August 2003. This loan matures as follows:

Year	Installment
2003	Ps 34,534
2004	108,794
2005	145,058
2006	63,898
	Ps 352,284

This loan is guaranteed by Inmobiliaria Rassini, S. A. de C. V. and Rassini Frenos, S. A. de C. V., both subsidiaries of Fundimak and the credit agreement imposes certain operating and financial covenants, which affect, and in many respects, limit or prohibit, among other things, Fundimak's ability to pay dividends, to incur additional indebtedness, to create liens and to consummate asset sales.
At December 31, 2002, the company has no credit facilities available from any Mexican or foreign banks.

NOTE 8 - COMPREHENSIVE FINANCING COST:

Comprehensive financing cost is analyzed below:

	Year ended December 31,	
	2002	2001

Financing expenses - Net	(Ps295,359)	(Ps600,481)
Exchange (loss) gain - Net	(588,234)	109,461
Gain on net monetary position	300,921	207,352
	(Ps 582,672)	(Ps 283,668)

NOTE 9 - STOCKHOLDERS' EQUITY:

a. Capital structure -

At December 31, 2002, the authorized and outstanding shares (by series) of the company were as follows:

Number of shares		
Series	Authorized	Paid-in and outstanding
"A"	108,874,950	107,664,450
"B"	54,437,472	40,097,706
"C"	54,437,472	40,097,706
"D"	54,437,472	40,097,706
	272,187,366	227,957,568

The company's Series "A" (which may only be acquired by Mexicans) and "B" shares have full voting rights. Series "C" shares have no voting rights, and Series "D" shares have limited voting rights and are convertible to Series "A" shares on November 30, 2004. Additionally, Series "D" shares have the right to receive a cumulative preferred dividend of Ps0.0048 per share, equivalent to 5% of the theoretical value of the shares. If dividends are paid on the other series of shares, Series "D" shares are entitled to a dividend equal to 130% of the amount paid in respect of the Series "A", "B" and "C" shares. The authorized variable portion of the capital stock has a limit of ten times the fixed minimum.

In the event dividends are paid from retained earnings not arising from the Net After-Tax Profit Account, tax is payable according to the Income Tax Law. In the event of a reduction of capital, any excess of stockholders' equity over the balances of the capital contribution, net tax profit and net reinvested tax profit accounts will be treated for Mexican tax purposes as dividends. At December 31, 2002, the consolidated Net After-Tax Profit Account amounted to Ps858,015, determined in accordance with current tax regulations.

b. Analysis of stockholders' equity components -

Below are the nominal values of the components of stockholders' equity, with their related restatement increments:

	December 31,	
	2002	2001
Capital stock:		

Nominal value	Ps 21,985	Ps 21,985
Restatement increase	853,181	853,181
	Ps 875,166	Ps 875,166
Paid-in capital:		
Nominal value	Ps 419,441	Ps 419,441
Restatement increase	800,391	800,391
	Ps 1,219,832	Ps 1,219,832
Reserve for repurchase of shares:		
Nominal value	Ps 256,340	Ps 256,340
Restatement increase	236,432	236,432
	Ps 492,772	Ps 492,772
Retained earnings:		
Unappropriated:		
Nominal value	Ps 871,829	Ps 990,762
Restatement increase	4,286,544	4,289,613
Appropriated to the statutory reserve:		
Nominal value	4,056	4,056
Restatement increase	10,786	10,786
	Ps 5,173,215	Ps 5,295,217

Year ended December 31,

	2002	2001

c. Comprehensive (loss) income -

Comprehensive income is analyzed as follows:

	2002	2001
(Loss) income of majority stockholders	(Ps 122,002)	Ps 115,828
Gain (loss) from holding non monetary assets	166,286	(609,014)
Effects of minority stockholders	(6,520)	(64,401)
Comprehensive income (loss)	Ps 37,764	(Ps 557,587)

NOTE 10 - INCOME TAX (IT), ASSET TAX (AT) AND EMPLOYEES' STATUTORY PROFIT SHARING (ESPS):

	Year ended December 31, 2002	2001
Income tax	Ps 28,989	Ps 21,680
Deferred income tax	13,265	(323,016)
Asset tax	4,397	(2,936)
Employees' statutory profit sharing	23,669	14,933
	Ps 70,320	(Ps 289,339)

The company's subsidiaries file individual income tax returns. In addition, SANLUIS files a consolidated tax return, which includes all subsidiaries. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

Taxable income differs from financial pre-tax income mainly because of: i) the immediate tax deduction of fixed assets and inventory purchases; ii) the gain on monetary position, and iii) other items which are not fully taxable and the effect of certain inflation adjustments for tax purposes.

In accordance with the new Mexican Income Tax Law effective January 1, 2002, the current income tax rate of 35% will be reduced annually by 1% from 2003 to 2005, to a nominal rate of 32%.

Significant items comprising the company's net deferred tax assets and liabilities are as follows:

	December 31,	
Deferred income tax liabilities:	2002	2001
Inventories	Ps 116,402	Ps 101,629
Property, machinery and equipment	513,336	249,001
Other assets	44,740	48,654
	674,478	399,284
Deferred income tax assets:		
Operating loss carryforwards	1,091,948	773,274
Asset tax carryforwards	80,901	122,039
Provisions	66,726	102,045
Other	7,529	(3,035)
	1,247,104	994,323
Net deferred income tax assets	Ps 572,626	Ps 595,039

In accordance with the Asset Tax Law, for the year ended December 31, 2002 the company did not determined consolidated asset tax. In the year ended December 31, 2001 the company determined asset tax amounting to Ps38,714 (nominal pesos) which was eliminated due to the immediate deduction of fixed assets.

At December 31, 2002, the company had recoverable asset tax of Ps27,596 in nominal pesos (Ps80,901 restated), whose right to be recovered in the years in which the income tax exceeds asset tax expires as shown below:

Year of expiration	Amount Historical	Restated
2003	Ps 5,742	Ps 22,220
2004	7,402	26,788

2005	9,632	25,985
2009	4,820	5,908
	Ps 27,596	Ps 80,901

NOTE 11 - COMMITMENT:

On January 2001, Rassini Frenos, S. A. de C. V. (a subsidiary of Fundimak) entered into a noncancelable lease contract with respect to machinery and equipment amounting to US$18 million.

Following is a schedule of future minimum rental payments required under this contract:

Year ending December 31,	Amount
2003	Ps 26,553
2004	26,722
2005	26,722
2006	45,842
2007 and thereafter	92,813

Total minimum payments required Ps 218,652

Total rental expense for the years ended December 31, 2002 and 2001 amounted Ps19,137 and Ps17,803, respectively.

NOTE 12 - CONTINGENCY AND SUBSEQUENT EVENT:

On January 14, 2003, the seventh district court admitted a suit filed by Orix Finance Corporation I and Orixtex, LLP, presumably holders of Eurobonds issued by SANLUIS amounting to US$2.5 million, requesting that SANLUIS be declared bankrupt ("Concurso Mercantil").

At the date of issuance of the financial statements, the legal term to reply to a "concurso mercantil" petition has not yet elapsed. SANLUIS and its legal advisors consider that there are sufficient elements to demonstrate that the conditions established in the Mexican Bankruptcy Law ("Ley de Concursos Mercantiles") have not been met. In addition, it is SANLUIS' opinion that the agreements signed with its creditors are fair and irreversible.

NOTE 13 - FINANCIAL STATEMENT EXCLUDING THE MINING BUSSINES AND HENDRICKSON RASSINI IN ALL PERIODS.

SANLUIS Corporación, S.A. de C.V. and Subsidiaries
Consolidated Statements of Income for the twelve months ended December 31th, 2002 and 2001
(in thousands of Mexican Pesos in Purchasing Power of December 31th 2002)
(EXCLUDING HENDRICKSON RASSINI AND LUISMIN IN ALL PERIODS)

	AÑO ACTUAL	AÑO ANTERIOR
Net Sales	4,364,837	4,001,882
Gross Profit	1,062,473	857,745
Operating Income	379,707	136,883
Net Income	(122,002)	115,830

Consolidated Balance Sheets as of December 31th, 2002
(in thousands of Mexican Pesos in Purchasing Power of December 31th 2002)
(EXCLUDING HENDRICKSON RASSINI AND LUISMIN IN ALL PERIODS)

Total current assets	1,417,792	1,096,728
Property, Plant & Equipment, net	4,051,057	3,868,091
Net Assets in discontinuos operation	-	1,257,157
Total Assets	7,046,623	8,116,071
Total Current Liabilities	1,219,591	3,887,270
Total Long-term Liabilities	3,431,324	2,646,549
	4,650,915	6,533,819
Total consolidated Net Worth	2,395,708	1,582,252

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

JUDGED INFORMATION

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	1,154,494,867	99.99	1,227,398	112,151
2 SANLUIS CO-INTER, S.A.	TENEDORA	4,899,999	99.99	587,496	496,397
3 CORPORACION TURISTICA SANLUIS, S.A. DE C.V.	TENEDORA	397,827,759	99.99	605,734	1,727,273
TOTAL INVESTMENT IN SUBSIDIARIES				**2,420,628**	**2,335,821**
ASSOCIATEDS					
1 BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	165,315	24.00	8,495	50,199
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**8,495**	**50,199**
OTHER PERMANENT INVESTMENTS					**90,457**
TOTAL					**2,476,477**

NOTES

(1) Se entiende por empresas Subsidiarias a lo que se establece en los términos de los incisos b) y e), y empresas Asociadas en los términos de los incisos f) y g) del párrafo 3 del boletín B-8.
(2) Porcentaje en relación al total de Capital Social pagado en la empresa de referencia.
(3) Para este propósito deberá observarse lo establecido por la disposición cuarta incisos 1 y 2 de la circular 11-10, expedida por la Comisión Nacional Bancaria y de Valores.
(4) En este renglón se deberán especificar el número de Subsidiarias (Asociadas) que integran el renglón de otras Subsidiarias (Asociadas) y los totales de número de acciones, costo de adquisición y valor actual.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	475,529	52,029	423,500	507,449	106,578	824,371
MACHINERY	2,317,350	592,112	1,725,238	1,829,327	694,756	2,859,809
TRANSPORT EQUIPMENT	11,854	4,964	6,890	5,011	5,306	6,595
OFFICE EQUIPMENT	20,070	9,766	10,304	17,715	12,750	15,269
COMPUTER EQUIPMENT	89,001	46,132	42,869	12,957	27,353	28,473
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**2,913,804**	**705,003**	**2,208,801**	**2,372,459**	**846,743**	**3,734,517**
NOT DEPRECIATION ASSETS						
GROUNDS	23,390	0	23,390	76,667	0	100,057
CONSTRUCTIONS IN PROCESS	210,807	0	210,807	5,676	0	216,483
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**234,197**	**0**	**234,197**	**82,343**	**0**	**316,540**
TOTAL	**3,148,001**	**705,003**	**2,442,998**	**2,454,802**	**846,743**	**4,051,057**

NOTES

FILE No. 82-2867

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

El total de la columna del Valor en Libros más la Revaluación menos la Depreciación de la Revaluación deberá validar con la cuenta de Activo Fijo Neto del Estado de Situación Financiera (S12).

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
HSBC Bank plc (Agent)	20/09/2001	9.00	0	0	0	0	0	0	0	0	197,282	0	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88	0	0	0	0	0	0	0	0	0	0	0	0	0	123,403
RCA (Restructured Credit Agr	31/12/2008	4.88	0	0	0	0	0	0	0	51,807	0	25,903	176,142	217,588	259,033	1,698,619
Emisión Obligaciones Notas	30/06/2010		0	0	0	0	0	0	0	0	0	0	0	0	0	492,597
Scotia Bank Inverlat	25/06/2006	5.63	0	0	0	34,536	108,794	145,058	63,898	0	0	0	0	0	0	0
The Bank of Tokyo-Mitsubishi	26/02/2003	9.34	0	0	0	0	0	0	0	0	0	4,145	0	0	0	0
Banco Safra	15/08/2006	24.35	0	0	0	0	0	0	0	0	0	94	112	120	56	0
Crédit Agricole Indosuez	30/10/2001		0	0	0	0	0	0	0	0	82,890	0	0	0	0	0
TOTAL BANKS			0	0	0	34,536	108,794	145,058	63,898	51,807	280,172	30,142	176,254	217,708	259,089	2,312,619

FILE No. 82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
NICHIMEN			0	0	0	0	0	0	0	0	0	111,991	0	0	0	0
MITSUBISHI CORPO			0	0	0	0	0	0	0	0	0	36,993	0	0	0	0
ACEROS VILLARES			0	0	0	0	0	0	0	0	0	41,210	0	0	0	0
STEELCO MC MASTER INC			0	0	0	0	0	0	0	0	0	18,328	0	0	0	0
SLATER STEELS			0	0	0	0	0	0	0	0	0	9,994	0	0	0	0
MONROE MEXICO, S.A. C.V.			0	0	0	17,202	0	0	0	0	0	0	0	0	0	0
ATLAX, S.A. C.V.			0	0	0	25,063	0	0	0	0	0	0	0	0	0	0
ACEROS RGC			7,265	0	0	0	0	0	0	0	0	0	0	0	0	0
ACEROS FORTUNA, S.A. C.V.			7,849	0	0	0	0	0	0	0	0	0	0	0	0	0
PARTES DE PLASTICO DE MEXICO			0	0	0	10,563	0	0	0	0	0	0	0	0	0	0
TOYOTA TSUSHO AMERICA			0	0	0	0	0	0	0	0	0	5,355	0	0	0	0
MANUFACTURAS CINFUSA			0	0	0	4,928	0	0	0	0	0	0	0	0	0	0
VOLCLAY DE MEXICO, S.A.			0	0	0	5,730	0	0	0	0	0	0	0	0	0	0
FLEXIBLE PRODUCTS			0	0	0	0	0	0	0	0	0	3,947	0	0	0	0
GERDAU, S.A.			0	0	0	0	0	0	0	0	0	6,124	0	0	0	0
MATERIALS PROCESING			0	0	0	0	0	0	0	0	0	3,531	0	0	0	0
ALLEGHENY COATINGS			0	0	0	0	0	0	0	0	0	3,519	0	0	0	0
GENERAL FASTENERS COMPANY			0	0	0	0	0	0	0	0	0	3,368	0	0	0	0
MASIDE, S.A. C.V.			3,760	0	0	0	0	0	0	0	0	0	0	0	0	0
MENIE MACHINE COMPANY			0	0	0	0	0	0	0	0	0	13,255	0	0	0	0
OTROS PROVEEDORES			81,358	0	0	53,271	0	0	0	0	0	50,927	0	0	0	0
TOTAL SUPPLIERS			**100,232**	**0**	**0**	**116,757**	**0**	**0**	**0**	**0**	**0**	**308,542**	**0**	**0**	**0**	**0**
OTROS PASIVOS			224,208	0	0	125,002	5,979	3,017	3,018	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**224,208**	**0**	**0**	**125,002**	**5,979**	**3,017**	**3,018**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

FILE No.82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			324,440	0	0	276,295	114,773	148,075	66,916	51,807	280,172	338,684	176,254	217,708	259,089	2,312,619

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.3613 PESOS POR DÓLAR AMERICANO

FILE No.82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	326,104	3,154,832	0	0	3,154,832
OTHER	59	547	0	0	547
TOTAL	**326,163**	**3,155,379**			**3,155,379**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	149,898	1,437,122	0	0	1,437,122
INVESTMENTS	0	0	0	0	0
OTHER	105,256	1,025,376	0	0	1,025,376
TOTAL	**255,154**	**2,462,498**			**2,462,498**
NET BALANCE	**71,009**	**692,881**			**692,881**
FOREING MONETARY POSITION					
TOTAL ASSETS	**74,296**	**769,802**	**5,814**	**60,242**	**830,044**
LIABILITIES POSITION	**400,660**	**4,151,359**	**8,786**	**91,034**	**4,242,393**
SHORT TERM LIABILITIES POSITION	89,518	927,521	8,786	91,034	1,018,555
LONG TERM LIABILITIES POSITION	311,142	3,223,838	0	0	3,223,838
NET BALANCE	**(326,364)**	**(3,381,557)**	**(2,972)**	**(30,792)**	**(3,412,349)**

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.3613 PESOS POR DÓLAR AMERICANO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,731,224	7,277,131	5,545,907	0.92	51,022
FEBRUARY	1,849,981	6,661,135	4,811,154	0.00	(2,887)
MARCH	1,648,084	7,311,203	5,663,119	0.51	28,882
APRIL	1,847,271	6,341,762	4,494,491	0.54	24,270
MAY	1,386,138	6,490,663	5,104,525	0.20	10,209
JUNE	1,467,594	6,736,438	5,268,844	0.48	25,290
JULY	2,307,340	6,371,599	4,064,259	0.28	11,380
AUGUST	2,204,594	6,137,735	3,933,141	0.38	14,946
SEPTEMBER	2,144,530	6,088,440	3,943,910	0.60	23,663
OCTOBER	1,544,672	6,922,697	5,378,025	0.44	23,663
NOVEMBER	1,453,626	7,068,503	5,614,877	0.80	44,919
DECEMBER	1,532,223	7,119,641	5,587,418	0.34	37,995
ACTUALIZATION:	0	0	0	0.00	7,569
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**300,921**

FILE No. 82-2867

NOTES

STOCK EXCHANGE CODE: QUARTER: YEAR:
SANLUIS CORPORACION , S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,621	80
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	3,500	72
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	4,900	50
RASSINI	FABRICACION Y VENTA DE BARRAS	2,125	78
TORSION BARS (1)	DE TORSION	0	0
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE MUELLES	3,400	80
RASSINI	FABRICACION Y VENTA DE DISCOS,	0	0
FRENOS (1)	TAMBORES Y ROTORES	7,600	90
BYPASA (1)	FABRICACION Y VENTA DE BUJES	35,000	75
MUELLES BRASIL (2)	FABRICACION Y VENTA DE MUELLES	44,000	87
RESORTES BRASIL (1)	FABRICACION Y VENTA DE RESORTES	2,600	88

NOTES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN	DOM. SUBST.	COST PRODUCTION (%)
		SOLERA	MC STEEL TRADE CENTER		64.09
		SOLERA	DUFERCO SLATER STEEL INC. NICHIMEN CANADA INC. TOYOTA TSUSHO AMERICA INC.		83.91
SOLERA	VILLARES GERDAU				59.14
		BARRA REDONDA	STELCO INC.		64.68
		BARRA P/FABRIC. DE BARRAS DE TORSION	JACKSON TUBE STELCO		60.26
CHATARRA DE 1a. AUTOMOTRIZ			MATERIALS PROCESSING INC. DISTRIBUIDIRA DE ALEACIONES		31.60
	VOLCLAY DE MEXICO SA DE CV				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
MUELLES AUTOMOT.							
(PZAS) XALOSTOC	58,265	597,046	18,910	236,867		RASSINI	ARMADORAS AUTOMOT
(PZAS) PIEDRAS NEG.	2,082,302	534,363	25,717	3,252		RASSINI	ARMADORAS AUTOMOT
(PZAS) HENDRICKSON						RASSINI	ARMADORAS AUTOMOT
(PZAS) SUSPENSIONES	3,469,699	843,107				RASSINI	ARMADORAS AUTOMOT
(PZAS) BARRAS DE TORSION PIEDRAS N.	2,063,812	164,701	741,527	44,013		RASSINI	ARMADORAS AUTOMOT
(PZAS) RESORTES HELICOIDALES	3,539,843	160,743	1,389,928	62,447		RASSINI	ARMADORAS AUTOMOT
(PZAS) DISCOS TAMBORES, ROTORES	6,876,000	874,623	3,974,559	391,984		RASSINI	ARMADORAS AUTOMOT
RASSINI FRENOS (TONS) BRASIL	42,011	300,988	34,803	349,037		RNA	ARMADORAS AUTOMOT
TOTAL		3,475,571		1,087,600			

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
MUELLES AUTOMOT.							
(PZAS) XALOSTOC			38,589	508,848	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) PIEDRAS NEG.			1,942,705	1,004,966	E.U.A. Y CANADA	RASSINI	ARMADORAS AUTOMOT
(PZAS) HENDRICKSON					E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) SUSPENSIONES			3,468,639	708,567	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) BARRAS DE TORSION PIEDRAS N.			1,331,816	148,501	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) RESORTES HELICOIDALES			2,083,546	125,585	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) DISCOS, TAMBORES, ROTORES RASSINI FRENOS			4,004,300	753,490	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(TONS) BRASIL			2,380	27,280		RNA	ARMADORAS AUTOMOT
TOTAL				3,277,237			

NOTES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a Muelles y Resortes y se consideran nacionales las que se realizan en Brasil y de exportación las que se realizan fuera de éste.

FILE No.82-2867

STOCK EXCHANGE COD SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: 4 YEAR: 2002

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 842,887

Number of shares Outstanding at the Date of the NFEA: (Units) — 227,957,568

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
I	0	227,957,568.00	30/12/1899	0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002 — 858,015

Number of shares Outstanding at the Date of the NFEA: (Units) — 227,957,568

FILE No. 82-2867

STOCK EXCHANGE COD **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **1** YEAR: **1997**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2001**	842,887
Number of shares Outstanding at the Date of the NFEA : (Units)	227,957,568

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

FILE No. 82-2867

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COD SANLUIS QUARTER: 4 YEAR: 2002
RAZON SOCIAL: **SANLUIS CORPORACION , S. A. DE C. V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF:

Number of Shares Outstanding at the Date of the NFEAR:
(Units)

ARE FIGURES FISCALLY AUDITED? ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:

- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:

DETERMINATED RFE OF THE FISCAL YEAR

- INCOME TAX (DEFERED ISR):

NFER FROM THE PERIOD

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF

Number of shares Outstanding at the Date of the NFEAR
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF:

Number of shares Outstanding at the Date of the NFEAR
(Units)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		9	107,664,450		107,664,450		10,383	
B		9	40,097,706			40,097,706	3,867	
C		9	40,097,706			40,097,706	3,867	
D		9	40,097,706			40,097,706	3,867	
TOTAL			**227,957,568**	**0**	**107,664,450**	**120,293,118**	**21,984**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
227,957,568
SHARES PROPORTION BY :

CPO'S : LAS ACCIONES DE LAS SERIES 'B', 'C' Y 'D' NO COTIZAN INDIVI
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING SERGIO MAURICIO VISINTINI FRESCHI
DIRECTOR GENERAL DE FINANZAS Y CFO

C.P. MARIA ISABEL OLANO DEL MORAL
DIRECTOR DE CONTROL DE GESTION

MEXICO, D.F., AT MARCH 19 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SANLUIS **FECHA:** 19/03/2003 20:18

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	SANLUIS CORPORACION , S. A. DE C. V.
DO MICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-58-00
FAX:	5-202-6604
E-MAIL:	sanluis@sanluiscorp.com.mx
DIRECCION DE INTERNET	www.sanluiscorp.com

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	SCO960314EE3
DOMICILIO	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE EJECUTIVO Y CONSEJERO DELEGADO
NOMBRE:	ING ANTONIO MADERO BRACHO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: SANLUIS FECHA: 19/03/2003 20:18

DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR GENERAL DE FINANZAS Y CFO
NOMBRE:	ING SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS CORPORATIVAS
NOMBRE:	ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842

CLAVE DE COTIZACION: SANLUIS FECHA: 19/03/2003 20:18

E-MAIL:	jtorre@sanluiscorp.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO PROPIETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. AGUSTIN SANTAMARINA VAZQUEZ
DOMICILIO:	CAMPOS ELISEOS 345 PISO 2
COLONIA:	CHAPULTEPEC POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-279-5414
FAX:	5-280-3458
E-MAIL:	asantamarina@s_s.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRIMER PROSECRETARIO
NOMBRE:	LIC. FERNANDO TODD ALVAREZ
DOMICILIO:	FRANCISCO PETRARCA 133 DESPACHO 401
COLONIA:	CHAPULTEPEC MORALES
C. POSTAL:	11570
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5203-6333
FAX:	5203-6006
E-MAIL:	info@todd.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS

FILE No 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SANLUIS FECHA: 19/03/2003 20:18

NOMBRE:	LIC. HECTOR AMADOR ADAM
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	hamador@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS Y CFO
NOMBRE:	ING. SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE CONTROL DE GESTION
NOMBRE:	C.P. MARIA ISABEL OLANO DEL MORAL
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	iolano@sanluiscorp.com.mx

CLAVE DE COTIZACION: SANLUIS **FECHA : 19/03/2003** 20:18
SANLUIS CORPORACION , S. A. DE C. V.

CONSEJO DE ADMINISTRACION

SERIE **A**

CARGO **PRESIDENTE**

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : ING. ANTONIO MADERO BRACHO

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : SR ENRIQUE BOURS MUÑOZ

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : SR JAVIER BOURS CASTELO

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : SR EMILIO CARRILLO GAMBOA

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : SR ALFONSO CERVANTES RIBA

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : SR ANTONIO COSIO PANDO

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : SR SANTIAGO COSIO PANDO

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : SR JAVIER LOPEZ DEL BOSQUE

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : LIC ANTONIO MADERO PINSON

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : LIC EUGENIO MADERO PINSON

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : LIC AGUSTIN SANTAMARINA VAZQUEZ

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : SR NICOLAS ZAPATA CARDENAS

CLAVE DE COTIZACION: SANLUIS **FECHA : 19/03/2003** 20:18
SANLUIS CORPORACION , S. A. DE C. V.

CONSEJO DE ADMINISTRACION
VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : LIC GUSTAVO ZENIZO GONZALEZ

CARGO **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : LIC. FEDERICO DELGADO GARCIA PASTOR

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : LIC. MANUEL GALICIA ROMERO

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : ING. EDUARDO LUNA ARELLANO

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : LIC. ALBERTO SAAVEDRA OLAVARRIETA

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : LIC. FERNANDO TODD ALVAREZ

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : LIC. ENRIQUE VILLASEÑOR EZCURDIA

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : ING. SERGIO VISINTINI FRESCHI

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : C.P. MANUEL CANAL HERNANDO

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : C.P. JAVIER SONI OCAMPO

CARGO **SECRETARIO PROPIETARIO**

CLAVE DE COTIZACION: SANLUIS **FECHA : 19/03/2003** 20:18
SANLUIS CORPORACION , S. A. DE C. V.

CONSEJO DE ADMINISTRACION
VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : LIC AGUSTIN SANTAMARINA VAZQUEZ

CARGO **SECRETARIO SUPLENTE**

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : LIC FERNANDO TODD ALVAREZ

SERIE **B**

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : SR CLAUDIO X GONZALEZ LAPORTE

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : SR JAMES R JONES

CARGO **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : SR MANUEL GALICIA ROMERO

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : LIC FERNANDO TODD ALVAREZ

SERIE **D**

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : SR. CARLOS AUTREY MAZA

CLAVE DE COTIZACION: SANLUIS **FECHA : 19/03/2003** 20:18
SANLUIS CORPORACION , S. A. DE C. V.

CONSEJO DE ADMINISTRACION
VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : SR. FERNANDO RUIZ SAHAGUN

CARGO **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : LIC. MANUEL GALICIA ROMERO

VIGENCIA DEL : 29/04/2002 AL : 29/04/2003
NOMBRE : LIC. FERNANDO TODD ALVAREZ

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
JUDGED INFORMATION **Final Printing**

LAS CIFRAS AL 31 DE DICIEMBRE DE 2001 (TRIMESTRE AÑO ANTERIOR) INCLUYE LOS RESULTADOS DE LA DIVISIÓN MINAS Y HENDRICKSON RASSINI (VER NOTA 13)

EN EL DICTAMEN FINANCIERO EMITIDO POR NUESTROS AUDITORES EXTERNOS PARA EFECTOS COMPARATIVOS SE DESINCORPORO DEL AÑO 2001 LAS OPERACIONES DE LA DIVISION MINAS Y HENDRICKSON RASSINI, POR LO QUE EN LAS NOTAS A LOS ESTADOS FINANCIEROS (ANEXÓ 2), EL AÑO 2001 NO INCLUYE LAS OPERACIONES DE ESTAS COMPAÑIAS, POR SER EXTRAIDAS DEL PROPIO DICTAMEN.

LOS DATOS COMPARATIVOS DE 2001 CONTRA 2002 DEL INFORME DEL DIRECTOR GENERAL (ANEXO 1), EXCLUYEN LA DIVISION MINAS Y HENDRICKSON RASSINI PARA EFECTOS DE UNA MEJOR INTERPRETACION.

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES GANADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r04: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $304,333 EN 2002 Y $422,665 EN 2001 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

UTILIDAD (PERDIDA) POR ACCION (NO INCLUYE LA SERIE "D")
d04: Cálculo realizado sobre Acciones Ordinarias
d05: Cálculo realizado sobre Acciones Ordinarias
d06: Cálculo realizado sobre Acciones Ordinarias
d07: Cálculo realizado sobre Acciones Ordinarias

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

CLAVE DE COTIZACIÓN: SANLUIS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2002 TRIMESTRE: 4 AÑO 2002

(Millones de Pesos) Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	7,046,623	8,673,021	0	-4,665,529	0	1,900,018	6,701,980	6,798,135	344,643	4,640,398	0	0
s02	ACTIVO CIRCULANTE	1,417,792	1,350,246	0	-637,371	0	133,306	1,807,654	1,709,111	-389,862	145,200	0	0
s03	LARGO PLAZO	263,707	338,674	0	-3,371,088	0	0	68,906	60,704	194,801	3,649,058	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	50,199	94,838	0	-27,970	0	0	52,091	122,808	-1,892	0	0	0
s05	OTRAS INVERSIONES	90,457	138,493	0	138,493	0	0	0	0	90,457	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	4,051,057	5,918,588	0	0	0	1,757,193	4,051,057	4,113,962	0	47,434	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	5,602,803	8,441,598	0	2	0	2,892,721	5,602,803	5,501,441	0	47,434	0	0
s08	DEPRECIACION ACUMULADA	-1,551,746	-2,523,010	0	-3	0	-1,135,528	-1,551,746	-1,387,479	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	1,314,067	1,065,513	0	-534,262	0	9,519	722,272	791,550	591,795	798,706	0	0
s10	PASIVO TOTAL	4,650,915	7,090,770	0	-1,171,295	0	708,950	3,929,812	3,503,697	721,103	4,049,418	0	0
s11	PASIVO CIRCULANTE	1,219,591	4,418,648	0	-642,452	0	313,042	900,669	1,197,055	318,922	3,551,003	0	0
s12	PASIVO A LARGO PLAZO	3,347,241	2,551,948	0	-115,096	0	23,766	2,815,325	2,144,863	531,916	498,415	0	0
s13	CREDITOS DIFERIDOS	0	0	0	-533,921	0	372,142	213,818	161,779	-213,818	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	2,395,708	1,582,251	0	-3,494,234	0	1,191,068	2,772,168	3,294,438	-376,460	590,980	0	0
s15	CAPITAL CONTABLE MAYORITARIO	635,265	590,980	0	-3,494,234	0	1,191,416	1,801,430	2,302,818	-1,166,165	590,979	0	0
s16	CAPITAL CONTRIBUIDO	2,094,998	2,094,998	0	-4,180,044	0	1,627,029	2,065,488	2,553,015	29,510	2,094,998	0	0
s17	CAPITAL GANADO (PERDIDO)	-1,459,733	-1,504,018	0	685,810	0	-435,613	-264,058	-250,197	-1,195,675	-1,504,019	0	0
s18	FLUJO NETO DE EFECTIVO	176,911	504,355	0	914,584	0	-4,059	-98,103	-47,106	275,014	-359,064	0	0

SECTOR 1: MINAS LUISMIN, S.A. DE C.V. Y SUBS

SECTOR 2: SANLUIS RASSINI AUTOPARTES, S.A. DE C.V. Y SUBS

SECTOR 3: SECTOR HOLDING

FILE No. 82-2867

CLAVE DE COTIZACIÓN: SANLUIS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2002 — TRIMESTRE: 4 AÑO 2002

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	4,364,837	5,016,119	0	-1	0	624,016	4,364,838	4,392,104	-1	0	0	0
r02	INGRESOS EXTERNOS	4,364,837	5,016,119	0	-1	0	624,016	4,364,838	4,392,104	-1	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	1,062,473	1,179,304	0	421,058	0	169,264	758,141	588,982	304,332	0	0	0
r05	GASTOS DE OPERACION	682,766	886,346	0	421,058	0	46,615	372,269	438,595	310,497	-19,922	0	0
r06	RESULTADO DE OPERACION	379,707	292,958	0	0	0	122,649	385,872	150,387	-6,165	19,922	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	565,990	294,248	0	28,414	0	13,012	280,132	78,524	285,858	174,298	0	0
r08	INTERESES PAGADOS	294,644	691,613	0	-168,410	0	56,689	207,829	310,490	86,815	492,844	0	0
r09	INTERESES GANADOS	15,967	30,694	0	-196,825	0	2,311	54,335	107,262	-38,368	117,946	0	0
r10	RESULTADO POR POSICION MONETARIA	-300,921	-233,956	0	-42,133	0	21,067	-99,269	-73,106	-201,652	-139,784	0	0
r11	OTRAS OPERACIONES FINANCIERAS	64,229	64,190	0	-70,838	0	13,880	73,431	74,578	-9,202	46,570	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	-250,512	-65,480	0	42,424	0	95,757	32,309	-2,715	-282,821	-200,946	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	70,320	-217,037	0	0	0	53,782	203,959	62,060	-133,639	-332,879	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	-320,832	151,557	0	42,424	0	41,975	-171,650	-64,775	-149,182	131,933	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	576	-25,013	0	-8,249	0	0	1,957	-659	-1,381	-16,105	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	-320,256	126,544	0	34,175	0	41,975	-169,693	-65,434	-150,563	115,828	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	494,443	0	0	0	0	0	0	0	494,443	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-814,699	126,544	0	34,175	0	41,975	-169,693	-65,434	-645,006	115,828	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	-940,797	70,469	0	70,469	0	0	107,193	0	-1,047,990	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	270,680	0	0	0	0	0	0	0	270,680	0	0	0
r21	RESULTADO NETO CONSOLIDADO	-144,582	56,075	0	-36,294	0	41,975	-276,886	-65,434	132,304	115,828	0	0
r22	PARTICIPACION MINORITARIA	-22,580	-59,754	0	0	0	0	-22,579	-59,754	-1	0	0	0
r23	RESULTADO NETO MAYORITARIO	-122,002	115,829	0	-36,294	0	41,975	-254,307	-5,680	132,305	115,828	0	0

SECTOR 1: MINAS LUISMIN, S.A. DE C.V. Y SUBS
SECTOR 2: SANLUIS RASSINI AUTOPARTES, S.A. DE C.V. Y SUBS
SECTOR 3: SECTOR HOLDING

FILE No. 82-2867

CLAVE DE COTIZACIÓN

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2002 TRIMESTRE: **4** AÑO:

(Millones de Pesos)

Final Printing

PAIS 1: __________
PAIS 2: __________
PAIS 3: __________

CLAVE DE COTIZACIÓN

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2002 TRIMESTRE: **4** AÑO:

(Millones de Pesos)

Final Printing

PAIS 1: ______
PAIS 2: ______
PAIS 3: ______

FILE No. 82-2867